

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Zhilin Li
Interim Chief Financial Officer
China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China, 570216

> **Re: China Pharma Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 001-34471**

Dear Zhilin Li:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences